UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 9, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

METHANEX CORPORATION
MATERIAL CHANGE REPORT
FORM 51-102F3
1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation (“Methanex”) 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

August 30, 2005

3.	NEWS RELEASE

The press release announcing this material change was issued on August 30, 2005 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on August 20, 2005 that it will be closing its Kitimat facilities in early January 2006.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation announced that it will close its Kitimat methanol plant in early January 2006. The associated ammonia plant will also close as a result.

Methanex announced that it was no longer economically viable to continue to operate the Kitimat plant. The 500,000 tonne per year methanol plant is exposed to high cost North American natural gas which is the main feedstock for the plant. Although Kitimat is an ideal location to supply customers in North America and Asia, Methanex has determined that it does not make economic sense to manufacture methanol in North America with high cost energy. These customers will now be supplied with methanol produced at other Methanex production facilities. Kitimat is the only Methanex plant that buys North American natural gas.

There are 127 Methanex employees at the Kitimat site. Most employees will be retained until the end of March 2006 to complete shutdown procedures and those who will not obtain positions elsewhere in the company will lose their jobs and receive severance and career transition packages.

In 2005 there will be a pre- and post-tax charge to earnings of approximately US $35 million, primarily related to employee severance costs and the fee to terminate the take-or-pay natural gas transportation agreement for the Kitimat facility. Approximately US $25 million will be recognized in the third quarter of 2005 and the remainder will be recognized in the fourth quarter of 2005.

Methanex is in an advanced stage of negotiations with a third party regarding the Kitimat site, and in particular, the utilization of the terminalling facilities at that site. This transaction could, over time, offset a portion of the shutdown costs.

Methanex’s other production hubs are located in Chile and Trinidad where low-cost natural gas is purchased under long-term supply agreements. Methanex also produces methanol at its 530,000 tonne per year plant in New Zealand.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER — FOR FURTHER INFORMATION CONTACT:

For further information, contact:

Randy Milner Senior Vice President, General Counsel & Corporate Secretary (604) 661 2600

DATED at Vancouver, British Columbia, this 8th day of September, 2005.

METHANEX CORPORATION
Per:	“Randy Milner”
	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel and Corporate Secretary